_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    NOVEMBER 30, 1999|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |_____________________|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                         HARBOR GLOBAL COMPANY LTD.
        ____________________________________________________________
                              (Name of Issuer)

                      COMMON SHARES $0.0025 PAR VALUE
        ____________________________________________________________
                      (Title of Class and Securities)

                                64285W 10 0
        ____________________________________________________________
                               (CUSIP Number)


                             John F. Cogan, Jr.
               c/o Pioneer Investment Management U.S.A. Inc.
                              60 State Street
                              Boston, MA 02109
                           Telephone: 617-7427825
        ____________________________________________________________
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              October 24, 2000
        ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

     CUSIP No.  64285W 10 0
     ___________________________________________________________________
     1.   NAMES OF REPORTING PERSONS

               John F. Cogan, Jr.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Not Applicable
     __________________________________________________________________
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     ___________________________________________________________________
     3.   SEC USE ONLY

     ___________________________________________________________________
     4.   SOURCE OF FUNDS*

               Not Applicable
     ___________________________________________________________________
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     __________________________________________________________________
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
     ___________________________________________________________________
                                   7.   SOLE VOTING POWER
           NUMBER OF                     634,631
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       98,868
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       634,631
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                           98,868
     ___________________________________________________________________
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             733,499
     ___________________________________________________________________
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( )
     ___________________________________________________________________
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    13%
     ___________________________________________________________________
     14.  TYPE OF REPORTING PERSON
                             Individual (IN)
     ___________________________________________________________________




ITEM 1.   Security and Issuer

        The class of equity securities to which this Statement on Schedule 13D relates is the common shares, $ 0.0025 par value per share (the "Common Shares"), of Harbor Global Company Ltd. (the "Issuer"), a Bermuda limited duration company, with its principal executive offices at 60 State St., Boston, MA 02109.

ITEM 2.   Identity and Background

        The Statement on Schedule 13D is being filed by John F. Cogan, Jr.,the non-executive chairman of Pioneer Investment Management U.S.A. Inc. (formerly The Pioneer Group, Inc.) and Deputy Chairman of Pioneer Global Asset Management, the parent company of Pioneer Investment Management U.S.A. Inc., a citizen of the United States of America, whose business address is 60 State Street, Boston MA 02109. Pioneer Investment Management U.S.A. Inc.'s principal business is investment management.

        In the past five years, Mr. Cogan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Mr. Cogan did not use any funds or pay any consideration to acquire the Common Shares.

Item 4.   Purpose of Transaction

The Common Shares were acquired pursuant to the distribution by The Pioneer Group, Inc. of the Common Shares as a pro rata distribution to its shareholders. Mr. Cogan is holding the shares for investment purposes.

Item 5.   Interest in Securities of the Issuer

Mr. Cogan beneficially owns 733,499 Common Shares, which represent 13% of the outstanding Common Shares(based on the number of Common Shares outstanding on October 24, 2000).

        Mr. Cogan has sole power to vote and dispose of 634,631 Common
Shares.

        Mr. Cogan shares the power to vote and to dispose of 14,868 Common Shares held by the John F. Cogan Family Trust with William H. Schmidt, a United States citizen, of Hale and Dorr LLP, whose business address is 60 State Street, Boston MA 02109. In the past five years, Mr. Schmidt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

        Mr. Cogan shares the power to vote and dispose of 84,000 Common Shares held by the Cogan Family Charitable Foundation with the following co-trustees: (i) his wife, Mary L. Cornille, a United States citizen, whose address is 975 Memorial Drive, Cambridge, MA 02138, (ii) his son, Gregory
M. Cogan, a United States citizen, of Lack & Cogan, whose business address is 45 School Street, Boston MA 02018, and (iii) his daughter, Pamela Riddle Cogan, a United States citizen, of Ropers Majeski, whose business address is 1001 Marshall Street, Redwood City, CA 94063. In the past five years, none of the co-trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

        No transactions were effected by Mr. Cogan in the last 60 days in Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer, including transfer or voting of any security, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be filed as exhibits

        Not Applicable



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ John F. Cogan, Jr.
                                            -----------------------------
Dated: November 3, 2000                     John F. Cogan, Jr.